1053775 1-14744

P.E. 12/21/01

02011820

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

RECEIVED JAN 22 2002 532

For ...21 December....2001

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

U.S. POST OFFICE DELAYED

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F.............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PROCESSED
FEB 08 2002
THOMSON FINANCIAL

UNITED UTILITIES PLC
(Registrant)

Date: 21 December 2001

BY..............................
Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES PLC

VERTEX SIGNS CONTRACT WITH BIRMINGHAM CITY COUNCIL

Vertex, the customer management outsourcing business of United Utilities PLC, has been awarded a five-year multi-million pound contract to provide customer contact services to Birmingham City Council, the largest local authority in the UK serving a population of over 1.1 million.

When the contract commences in March 2002, Vertex will provide contact services from a new purpose-built call centre in Birmingham which will deploy Frontline, a leading multi-lingual, multi-channel relationship management solution.

This strategically significant contract enhances Vertex's portfolio in public sector outsourcing, a market which is expected to provide substantial further opportunities to grow the business. Vertex currently provides a housing benefits service for the London Borough of Ealing, whilst its first central government contract, at Companies House, was successfully mobilised earlier this year.

Chief Executive of United Utilities, John Roberts, said: "I am delighted that Vertex has secured this contract, which represents an important further step in developing Vertex's public sector activities. We believe that the market for public sector outsourced front and back office services is set to grow substantially and Vertex is well-positioned to build on its current portfolio."

Further information

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000
Paul Deehan, Investor Relations Manager	01925 237000
Alan Price, Head of Corporate and Financial Communications	020 7307 0300

Notes to Editors:

1. Vertex is a business process outsourcer specialising in customer management. It provides outsourced services for utility, telecommunications, financial services, retail and public sector clients.
2. Vertex operates at 26 locations nationally and employs 8,000 people, mainly customer contact centres and information services.
3. Each year Vertex handles over 14 million customer accounts, takes over 120 million phone calls, processes over 93 million transactions and collects in excess of £6 billion payments.
4. Clients include Marks & Spencer Direct, JD Williams, Littlewoods Bet Direct, Orange, BRS/Volvo, Cable & Wireless, TXU Energi and the trainline.com.